Mail Stop 3561

October 15, 2007

Mr. Blair Law
  Chief Executive Officer and Chief Financial Officer
GOLDTOWN INVESTMENTS CORP.
PH1-989 Beatty Street,
Vancouver, British Columbia, Canada V6Z 3C2

>**Re:**	**Goldtown Investments Corp. (f/k/a Acting Scout Inc.)**
>	**Form 10-KSB for the year ended May 31, 2007**
>	**Filed September 13, 2007**
>	**File No. 333-137888**

Dear Mr. Law:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB (Fiscal Year Ended May 31, 2007)

Critical Accounting Policies, page 13

1.   In future filings, please revise to include this discussion within your MD&A.

Forms 8-K dated September 20, 2007 and October 2, 2007

2.   Please explain the business purpose of each of the events disclosed in the above referenced Forms 8-K. Describe the impact of each of these events upon your Stockholders' Deficit accounts and provide us with a numerical schedule of these accounts immediately after each event.   Indicate how and when each related agreement was filed or will be filed. In this regard, we note that none of these agreements appear to have been discussed in your most recent Annual Report on Form 10-KSB. Please explain why this was the case.

3.   Finally, if additional shares have been issued (other than in connection with these stock splits or reverse splits), please quantify and describe each such issuance and the consideration received. Explain how fair value was determined.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
Mr. Blair Law

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief